UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           SEC File Number - 0-22880

                          ---------------------------

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(X) Form 10-K   ( ) Form 20-F    ( ) Form 11-K    ( ) Form 10-Q   ( ) Form N-SAR

                     For Period Ended: June 30, 1998

                     ( )    Transition Report on Form 10-K
                     ( )    Transition Report on Form 20-F
                     ( )    Transition Report on Form 11-K
                     ( )    Transition Report on Form 10-Q
                     ( )    Transition Report on Form N-SAR
                     For the Transition Period Ended: ____________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION


                            FIDELITY FEDERAL BANCORP
         -------------------------------------------------------------
                            Full Name of Registrant


         -------------------------------------------------------------
                           Former Name if Applicable

                      700 S. GREEN RIVER ROAD, SUITE 2000
         -------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                           EVANSVILLE, INDIANA 47715
         -------------------------------------------------------------
                            City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(X) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                            FIDELITY FEDERAL BANCORP
           EXHIBIT TO SECURITIES AND EXCHANGE COMMISSION FORM 12b-25
                         "NOTIFICATION OF LATE FILING"
                     FORM 10K FOR YEAR ENDED JUNE 30, 1998

During the fourth quarter of Fidelity Federal Bancorp's (the "Registrant") fiscal year, the Registrant's primary regulator, the Office of Thrift Supervision ("OTS"), performed an examination of the Registrant and it's banking subsidiary, United Fidelity Bank fsb. The examination resulted in a change in the methodology used by the Registrant to compute the allowance for loan losses and to establish reserves for letters of credit. The change in the method of computing these accounting estimates resulted in the amendment of the Registrant's third quarter Form 10Q to record an additional provision for loan losses of $1.4 million, and an increase in non-interest expense of $8.7 million. The increase in non-interest expense consisted primarily of an addition to the letter of credit valuation allowance of $6.8 million.

The timing associated with the completion of the OTS examination did not allow management adequate time to conclude on and record these adjustments and therefore did not allow us, the independent auditors of the Registrant, to complete the audit of the June 30, 1998 financial statements without unreasonable effort or expense.


Olive LLP
Evansville, Indiana
September 28, 1998

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Donald R. Neel                                  812       429-0550 ext 301
     ---------------------------------------------------------------------------
     (Name)                                       (Area code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If
     answer is no, identify report(s).                       (X) Yes      ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                ( ) Yes      (X) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                            FIDELITY FEDERAL BANCORP
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE: September 28, 1998               BY: /s/ DONALD R. NEEL
      ------------------                   -------------------------------------
                                           Donald R. Neel
                                           Executive Vice President, CFO and
                                           Treasurer
                                           (Principal Financial Officer)